ТР Элемтэ Министрлыгы

«КАЗАН ШӘҺӘРЕ
ТЕЛЕФОН ЧЕЛТӘРЕ» АЖ

ГТС

Министерство связи РТ

ОАО «КАЗАНСКАЯ ГОРОДСКАЯ
ТЕЛЕФОННАЯ СЕТЬ»

420061, г.Казань, ул.Н.Ершова, 55Е

Тел 73-08-08, факс 95-15-50

ИНН 1653007966, р/с 40702810545020010406 в АКБ «Ак Барс» г.Казани, БИК 049205805,
Кор/с 30101810000000000805, Код по ОКОНХ 52300, Код по ОКПО 01150782

Дата 29.01.03 № 18

На № ____________ от ____________

EXEMPTION # 82-4754

The U.S. Securities & Exchange Commissi
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549

03003620

03 FEB -5 AM 7:21

SUPPL

Re: Kazan City Telephone Network (file # 82-4754)

Dear Sirs:

On behalf of Kazan City Telephone Network (the Company), a company incorporated in the Russian Federation, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

1. QUATERLY REPORT BY ISSUER OF SECURITIES Open Joint Stock Company 2002, 4 QUARTER.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Yours truly,
General Director
Fahriev A.M.

ГТС
ИНН 1653007966

dlw 2/5

ТР Элемтә Министрлыгы

«КАЗАН ШӘҺӘРЕ
ТЕЛЕФОН ЧЕЛТӘРЕ» АҖ

420061,г.Казань,ул.Н.Ершова,55Е

ГТС

Министерство связи РТ

ОАО «КАЗАНСКАЯ ГОРОДСКАЯ
ТЕЛЕФОННАЯ СЕТЬ»

Тел 73-08-08, факс 95-15-50

ИНН 1653007966, р/с 40702810545020010406 в АКБ «Ак Барс» г.Казани, БИК 049205805, Кор/с 30101810000000000805, Код по ОКОНХ 52300, Код по ОКПО 01150782

Дата 29.01.03 № 18

На № ____________ от ______________

The U.S. Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Kazan City Telephone Network (file # 82-4754)

Уважаемые господа,

От имени ОАО «Казанская ГТС», компании,зарегистрированной в российской Федерации, я направляю перечисленные ниже документы в соответствии с правилом 12g 3-2 (b) (iii) по Закону о ценных бумагах и биржах 1934 года (Закону о биржах):

Описание документов /Дата

1.Изменения в ежеквартальном отчете за 4 квартал 2002 г.

С уважением,
Ахмат Фахриев
Генеральный директор

УТВЕРЖДЕН
Совет директоров Открытого акционерного общества "Казанская городская телефонная сеть"
Протокол № 15 от 22 .01.2003
Председатель совета директоров , министр связи Республики Татарстан Залялов Р.Г.

____

(подпись)

М.П.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: IV квартал 2002 г

03 FEB -5 AM 7:21

Открытое акционерное общество "Казанская городская телефонная сеть"

Код эмитента: 55110-D

Место нахождения: Республика Татарстан
Почтовый адрес: 420061 , г.Казань ул.Н.Ершова 55-е

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор Фахриев А.М. ________________
(подпись)

Главный бухгалтер Тюгаева Л.В. ________________
(подпись)

22.01.2003

(М.П.)

Контактное лицо: ***Ахмадуллина Эльвира Равилевна***
инженер по работе с ценными бумагами
Тел.: ***(8432) 72-63-93*** Факс: ***(8432) 72-23 -21***
Адрес электронной почты: ***elia@gts .kazan. su***

Изменения в ежеквартальном отчете за 4 квартал 2002 года.

А. Данные об эмитенте

32. Количество работников эмитента.

Среднесписочная численность работников эмитента, включая работников, работающих в его филиалах и представительствах, за отчетный период: ***1 061***

36. Данные об уставном капитале эмитента.

Размер уставного капитала эмитента (руб.): ***124 617 920***

Разбивка уставного капитала по категориям акций:

Обыкновенные акции:

общий объем (руб.): ***122 029 880***

доля в уставном капитале: ***97.92322 %***

Привилегированные акции:

общий объем (руб.): ***2 588 040***

доля в уставном капитале: ***2.07678 %***

42. Существенные факты (события, действия), имевшие место в отчетном квартале.

Дата появления факта (события, действия): ***16.10.2002***

Код: ***1355110D16102002***

14 октября 2002 года совет директоров принял решение об утверждении решений о выпуске и проспекта эмиссии обыкновенных и привелегированных акций ОАО "Казанская ГТС" со следующими условиями:

- обыкновенные именные бездокументарные акции;
- номинальная стоимость 0,1 руб.;
- количество размещаемых акций 1 176 716 700 штук;
- способ размещения - распределение дополнительных акций среди акционеров акционерного общества;
- дата распределения, или порядок его определения: распределение осуществляется по истечении семи рабочих дней с момента государственной регистрации выпуска ценных бумаг в ФКЦБ России;
- порядок размещения ценных бумаг выпуска: размещение осуществляется путем распределения дополнительных акций акционерного общества среди его акционеров. Распределение осуществляется единовременно в один день, среди зарегистрированных в системе учёта прав лиц на этот день путем изменения в реестре акционеров Общества записи о количестве акций у всех держателей акций предшествующего выпуска;

- привилегированные именные бездокументарные акции;
- номинальная стоимость 0,1 руб.;
- количество размещаемых акций 24 956 100 штук;
- способ размещения - распределение дополнительных акций среди акционеров акционерного общества;

- дата распределения, или порядок его определения: распределение осуществляется по истечении семи рабочих дней с момента государственной регистрации выпуска ценных бумаг в ФКЦБ России;
- порядок размещения ценных бумаг выпуска: размещение осуществляется путем распределения дополнительных акций акционерного общества среди его акционеров. Распределение осуществляется единовременно в один день, среди зарегистрированных в системе учёта прав лиц на этот день путем изменения в реестре акционеров Общества записи о количестве акций у всех держателей акций предшествующего выпуска.

На заседании присутствовали 7 членов совета директоров. Кворум для принятия решения имеется.
Решение принято единогласно.

Дата появления факта (события, действия): *11.10.2002*
Код: *1355110D11102002*

На состоявшемся 9 октября 2002 года заседании совета директоров ОАО "Казанская ГТС" были приняты следующие решения:
1. Утвердить решение о размещении именных бездокументарных облигаций телефонного займа серии 09 ОАО "Казанская ГТС" со следующими условиями выпуска:

- Именные бездокументарные облигации телефонного займа;
- Серия 09
- Общее количество облигаций - 10 000 (Десять тысяч) шт.
- Номинальная стоимость каждой облигации выпуска - 4500 (Четыре тысячи пятьсот) руб.;
- Общая номинальная стоимость выпуска - 45 000 000 (Сорок пять миллионов) руб.;
- Способ размещения - закрытая подписка;
- Круг лиц, среди которых предполагается размещение облигаций: ГУП УПС "Татарстан Почтасы".
- Срок размещения облигаций выпуска:
Дата начала размещения, или порядок ее определения.
Размещение облигаций выпуска начинается на следующий день, после календарной даты государственной регистрации выпуска облигаций.

Дата окончания размещения, или порядок ее определения:
Датой окончания размещения облигаций выпуска является наиболее ранняя из двух дат:
- дата размещения последней облигации выпуска;
- дата истечения одного года после даты утверждения решения о выпуске облигаций Советом директоров эмитента.

- Порядок размещения облигаций.
Размещение облигаций осуществляется на основании договора купли - продажи облигаций, заключаемого эмитентом с приобретателем облигаций. Договор купли-продажи облигаций заключается в срок с даты начала размещения до даты окончания размещения облигаций выпуска. Договор купли-продажи облигаций заключается после достижения сторонами соглашения по всем существенным

условиям договора, путем составления единого документа, подписанного сторонами.

- Цена размещения каждой облигации выпуска устанавливается в размере 4500 (Четыре тысячи пятьсот) рублей.

- порядок оплаты облигаций:
Оплата облигаций осуществляется только денежными средствами.
Форма расчетов - безналичная в российских рублях.
Оплата облигаций при их приобретении осуществляется единым платежом.
Оплата облигаций производится до зачисления облигаций на лицевой счет приобретателя в реестре владельцев облигаций.
- По каждой облигации выпуска ее владельцу выплачивается доход в размере 1 % (Одного процента) от номинальной стоимости облигации в порядке и сроки, установленные решением о выпуске.

- Форма погашения облигаций.
Погашение облигаций выпуска осуществляется путем выплаты номинальной стоимости облигации в российских рублях. Досрочное погашение облигаций может также осуществляться путем предоставления внеочередного доступа к телефонной сети. Условия досрочного погашения приведены ниже.

Срок погашения облигаций:
Срок погашения облигаций выпуска: 01.06.2005 г. - 30.06.2005 г.

- Возможность досрочного погашения облигаций.
Досрочное погашение облигаций выпуска производится в форме предоставления внеочередного доступа к телефонной сети с одного абонентского номера путем заключения договора об оказании услуг телефонной связи.
- Срок досрочного погашения облигаций.
Дата начала досрочного погашения облигаций выпуска: со следующего рабочего дня после дня государственной регистрации отчета об итогах выпуска ценных бумаг.

- Условия досрочного погашения облигаций выпуска.

Условием досрочного погашения облигации путем предоставления внеочередного доступа к телефонной сети является наличие технической возможности установки телефона по адресу, указанному владельцем облигации.
Техническая возможность установки телефона определяется эмитентом исходя из:
· наличия свободной номерной емкости на телефонной станции зоны установки;
· наличия свободной абонентской линии в магистральном кабеле зоны адресной установки;
· наличия свободной абонентской линии в распределительном кабеле зоны адресной установки.

2. Назначить ЗАО "Инвестиционная компания "Элемтэ" генеральным агентом по организации выпуска именных бездокументарных облигаций телефонного займа серии 09.

Решение принято единогласно. На заседании присутствовало 7 членов совета

директоров. Кворум для принятия решения имеется.

Дата появления факта (события, действия): ***19.11.2002***
Код: ***1555110D19112002***

Вид ценных бумаг: именная документарная процентная облигация на предъявителя серии Б, купон 4.
Дата составления списка владельцев облигаций, имеющих право на получение купонного дохода - 19 ноября 2002 г.

Дата появления факта (события, действия): ***29.11.2002***
Код: ***1155110D29112002***

Вид ценных бумаг : именная документарная процентная облигация на предъявителя серии Б , купон 4 .
Дата начисления купонного дохода по облигациям : список составлен по состоянию на 19.11.2002.
Дата выплаты купонного дохода : 29.11.2002
Размер процентов, начисленных на одну облигацию : 17,85 % годовых.
Общее количество облигаций , по которым начислен купонный доход : 300 000 штук
Форма выплаты купонного дохода : денежные средства.

Дата появления факта (события, действия): ***28.11.2002***
Код: ***0455110D28112002***

Наименование, место нахождения и почтовый адрес юридического лица:
ОАО "Комтат ", Республика Татарстан, 420111 , г.Казань ул.Кремлевская д.8.
Доля эмитента в уставном капитале юридического лица:
- до изменения - 30 %.
- после изменения - 0 %
Дата , с которой произошло изменение доли в уставном капитале : 28.11.2002 г.

В. Данные о ценных бумагах эмитента

Порядковый номер выпуска: ***4***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***0.1***

Количество ценных бумаг выпуска: ***1 176 716 700***
Общий объем выпуска: ***117 671 670***

Сведения о государственной регистрации выпуска:

Дата регистрации: *22.11.2002*
Регистрационный номер: ***1-04-55110-D***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***распределение среди акционеров***
Период размещения: ***с 4.12.2002 по 4.12.2002***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***1 176 716 700***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: *17.12.2002*
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет.

Рыночная информация о ценных бумагах выпуска:
Основными рынками, на которых осуществляется торговля ценными бумагами эмитента, является внебиржевой рынок. Торговля обыкновенными акциями ОАО "Казанская ГТС" осуществляется в секции фондового рынка Московской межбанковской валютной биржи и Российской торговой системе.

Дополнительная существенная информация о ценных бумагах выпуска:
нет.

Порядковый номер выпуска: *3*
Категория: ***привилегированные***
Тип акций: -
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***0.1***

Количество ценных бумаг выпуска: ***24 956 100***
Общий объем выпуска: ***2 495 610***

Сведения о государственной регистрации выпуска:
Дата регистрации: *22.11.2002*
Регистрационный номер: ***2-03-55110-D***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***распределение среди акционеров***
Период размещения: ***с 4.12.2002 по 4.12.2002***

Текущее состояние выпуска: ***размещение завершено***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***24 956 100***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***17.12.2002***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет.

Рыночная информация о ценных бумагах выпуска:
торговля привилегированными акциями эмитента не осуществляется.

«Approved»

by Board of Directors
Open Joint Stock Company
«Kazanskaya Gorodskaya
Telephonaya Set»
(Kazan GTS)
Minutes № 11/1 dated of 15.01.2001

R.T. Minister of Communications R.G. Zalyalov ______________
(Signature)

Seal

QUARTERLY REPORT BY ISSUER OF SECURITIES

2000 IV QUARTER

Open Joint Stock Company
«Kazanskaya Gorodskaya Telephonaya Set»

Issuer code : 55110-D

Place of location: Republic of Tatarstan
Mail address: 55-e, N. Ershov Str., Kazan, 420045

« Information exposed in present Quarterly Report is liable for disclosure in accordance with law on securities of the Russian Federation.»

General Director A. M. Fahriev ______________

Chief Accountant L.V. Tyugaeva ______________

Contact person: *Elvira R. Akhmadullina*
Position: *Engineer SC dpt.*
Tel: *(8432) 76 93 93*
Fax: *(8432) 64 23 21*
E-Mail: *elia@gts.kazan.su*

Changes in the quarterly report for 2002 third quarter.
A. DATA ON ISSUER

32. Number of personnel.

The number of personnel including branches and representations for the reported period constitutes 1 061 people

36. Data on the charter capital of the issuer.

Size of the charter capital of the issuer (rbl.).: 124 617 920
The charter capital of the issuer by shares categories:
Common shares:
Total volume (rbl).: 122 029 880
Share in the charter capital: 97.92322 %
Preferred shares:
Total volume (rbl).: 2 588 040
Share in the charter capital: 2.07678 %

42. Essential facts (event, action), having a place in accounting quarter.

Date of occurrence of the fact (event, action): ***16.10.2002***
Code ***1355110D16102002***

On October 14, 2002 the Company Board of directors has accepted the decision on issue and prospectus of issue of common and preferred shares of OAO "Kazan GTS" with the following conditions:

- Common nominal non-documentary shares;
- Nominal value 0,1 rbl.;
- Quantity of the placed shares 1 176 716 700 pieces;
- Method of accommodation - distribution of the additional shares among the shareholders of joint-stock company;
- Date of distribution, or order of its determination: the distribution is carried out after expiration of seven working days from the moment of state registration of the securities issue in FCS of Russia;
- Order of accommodation of the issued securities: accommodation is carried out by distribution of the additional shares of joint-stock company among the shareholders. The distribution is carried out lump-sum in one day, among registered in a record-keeping system of the rights of persons on that day by changing the record in the register of the shareholders of the Company of quantity of the shares of all shareholders of the prior issue;

- Preferred nominal non-documentary shares;
- Nominal value 0,1 rbl.;
- Quantity of the placed shares 24 956 100 pieces;
- Method of accommodation - distribution of the additional shares among the shareholders of joint-stock company;
- Date of distribution, or order of its determination: the distribution is carried out after expiration of seven working days from the moment of state registration of the securities issue in FCS of Russia;
- Order of accommodation of the issued securities: accommodation is carried out by distribution of the additional shares of joint-stock company among the shareholders. The distribution is carried out lump-sum in one day, among registered in a record-keeping system of the rights of persons on that day by changing the record in the register of the shareholders of the Company of on quantity of the shares of all shareholders of the prior issue;

Results of voting: unanimously, 7 members of board of directors were present at the meeting, the quorum for acceptance of the decision is present.

Date of occurrence of the fact (event, action): ***11.10.2002***
Code ***1355110D11102002***

On October 9, 2002 the Company Board of directors has accepted the following decisions:

1. To accept the decision on accommodation of OAO "Kazan GTS" nominal telephone loan non-documentary series 09 bonds with the following terms of the issue:
- nominal telephone loan non-documentary bonds;
- Series 09;
- Total of the bonds - 10 000 (ten thousand) pieces.
- Nominal value of each issued bond - 4500 (four thousand five hundred) rbl.;
- Total nominal value of the issue - 45 000 000 (forty five million) rbl.;
- Method of accommodation - closed subscription;
Persons, among which is supposed accommodation of the bonds: GUP SUE "Tatarstan pochtasy"
- Period of accommodation of the bonds:
Accommodation beginning date and its' order
Accommodation of the bonds begins on the first calendar day following the day of the state registration of the bonds issue.
The end date of the bonds accommodation is
Either the date of accommodation of the last bond,
Or one year from the moment of the ratification of the decision on issue of securities.

- Order of the bonds accommodation:
Accommodation of the bonds is carried out on the basis of the bonds sale and purchase agreement concluded by the issuer and buyer.
The contract on purchase of the bonds can be concluded from the date of a beginning of securities accommodation to the end date of securities accommodation. The contract on purchase of the issued bonds is concluded after achievement by the parties of the agreement of all essential terms and conditions of contract, by drafting the document signed by the parties.

- The price of accommodation of each bond of the issue is established at 4500 (four thousand five hundred) roubles.

- Order of payment for the bonds:
Securities are paid for with money.
The method of payments - non-cash in Russian roubles.
Periodicity of payments - unitary. The payment for the bonds is made before the transfer of the bonds to a personal account of the purchaser in the register of the bonds holders.
- Under each issued bond the income is paid to the holder at a rate of 1 % (One percent) from a nominal value of the bond in the order and terms established by the decision on issue.

- Form of settlement of the bonds.
The settlement of the bonds is carried out by payment of a nominal value of the bond in Russian roubles. The advance settlement of the issued bonds can be made in the form of reception of unscheduled access a telephone network equal to a nominal value of the bond. Terms of unscheduled settlement are listed below:

Period of settlement: from 01.06.2005 till 30.06.2005

- Opportunity of advance settlement of the bonds.
The advance settlement of the issued bonds is made only in the form of reception of unscheduled access to a telephone network ин concluding the agreement on rendering telephone service.
- Period of advance settlement of the bonds.
Starting date of advance settlement of the issued bonds: the next working day after a day of state registration of the report on the results of the securities issue.

- Condition of advance settlement of the bonds of the issue.

Condition of advance settlement of the bond by granting unscheduled access to a telephone network is technical opportunity of installation of the telephone at the address, indicated by the holder of the bond.
Technical opportunity of installation of the telephone is determined by the issuer depending on:
· availability of free number capacity at the telephone exchange in a zone of installation;
· availability of a free user line in a trunk cable in a zone of address installation;
· availability of a free user line in a distributive cable in a zone of address installation.

2. *To entrust ZAO IC "Elemte" as the general agent of registration of the issue of OAO "Kazan GTS" nominal non-documentary telephone loan series 09 bonds .*

Results of voting: unanimously, 7 members of board of directors were present at the meeting, the quorum for acceptance of the decision is present.

Date of occurrence of the fact (event, action): *19.11.2002*
Code *1555110D19112002*

Type of securities: The nominal documentary coupon series B to bearer bond, coupon 4
Date of drawing up the list of bondholders, having the right to receive coupon income: November, 19, 2002

Date of occurrence of the fact (event, action): *29.11.2002*
Code *1155110D29112002*
Type of securities: The nominal documentary coupon series B to bearer bond, coupon 4
Date of charging the income under the bonds: the list is drawn up as of 19.11.2002.
Date of coupon income payment: 29.11.2002
Size of interest charged on one bond: 17,85 % annual.
Total of the bonds of one tranche, on which the income is charged: 300 000 pieces
Type of payment: money

Date of occurrence of the fact (event, action): *28.11.2002*
Code *0455110D28112002*

The name, place and mail address of the legal entity: OAO "Comtat", 8, Kremlevskaya Str., Kazan, 420111, Tatarstan
Share of the issuer in the charter capital of the legal entity:
- Before change –30 %.
- After change – 0 %
The date, when the change in charter capital took place: 28.11.2002

B.DATA ON ISSUER'S SECURITIES

Ordinal number of the issue: 4
Category: common
Type of securities: nominal, non-documentary
Nominal value of one issued security: 0.1 rbl
Quantity of issued securities: 1 176 716 700
Issue total volume : 117 671 670

Information on state registration of the issue:
Date of registration: 22.11.2002
Registration number: 1-04-55110-D
Body responsible for registration : FKSB of Russia

Method of distribution: distribution among shareholders

Period of distribution: from 4.12.2002 till 4.12.2002

Current condition of the issue: distribution is finished
Number of actually distributed securities in accordance with the registered report on issue's results: 1 176 716 700

Information on state registration of the report on the results of the issue:
Registration date: 17.12.2002
Body responsible for registration : FKSB of Russia

Restrictions in the issue's securities circulation (if any):
None

Market information on issued securities:
Securities of the issuer are traded mainly at over-the-counter market. Securities of OAO "Kazan GTS" are traded at stock market section of Moscow Interbank Currency Exchange and Russian Trade System.

Additional substantial information on issued securities:
No.

Ordinal number of the issue: 3
Category: preferred
Type of securities: nominal, non-documentary
Nominal value of one issued security: 0.1 rbl
Quantity of issued securities: 24 956 100
Issue total volume : 2 495 610

Information on state registration of the issue:
Date of registration: 22.11.2002
Registration number: 2-03-55110-D
Body responsible for registration : FKSB of Russia

Method of distribution: distribution among shareholders
Period of distribution: from 4.12.2002 till 4.12.2002

Current condition of the issue: distribution is finished
Number of actually distributed securities in accordance with the registered report on issue's results: 24 956 100

Information on state registration of the report on the results of the issue:
Registration date: 17.12.2002
Body responsible for registration : FKSB of Russia

Restrictions in the issue's securities circulation (if any):
No

Market information on issued securities:
Trade of preferred shares of the issuer is not carried out

The information published in case of public accommodation of the bonds and other securities according to the decree of FCS № 8 from 7.05.1996.

Name, place of location of the issuer: OAO " Kazan city telephone network ", 55 E, Ershova str., Kazan, 420061

The name of the body which has ratified the results of accommodation of securities and date of the ratification: FCS of Russia, December 17, 2002

State registration number of securities: 1-04-55110-D and 2-03-55110-D

Type and form of securities accommodation: OAO " Kazanskaya GTS "common and preferred nominal non-documentary shares

Quantity of placed securities: 1 176 716 700 pieces of common nominal non-documentary shares of OAO " Kazanskaya GTS ";
- 24 956 100 pieces preferred nominal non-documentary shares of OAO " Kazanskaya GTS ";

A.M. Fahriev,
director general